INVEST IN SELFDECODE

AI platform that provides personalized health recommendations based on DNA, labs and environment.

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SelfDecode
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selfdecode.com Los Angeles CA

Technology Software Healthcare Bio Tech Health and Fitness

LEAD INVESTOR



Igor Lychagov

Personalized health strategies are the future of medicine. Indeed, we all have different genetics and lifestyles, and live in different environments. A sophisticated analysis of these factors is therefore necessary to provide consumers with a solid plan to address their health issues. I decided to invest in SelfDecode because they do this very efficiently. In my view, their product is innovative and sophisticated, but also easy to use, affordable and market-proven. To my knowledge, none of their competitors have products matching all five characteristics. Most of them are either way more expensive, or too complex for consumer use, or just ineffective. As a result, the company is experiencing strong, profitable growth, while delivering an outstanding consumer experience for both nutrition experts and self-care individuals who are equally fans of the product. In a

OVERVIEW UPDATES WHAT PEOPLE SAY 93 ASK A QUESTION 50

Highlights

1. Purpose: Improve global health with precision health recommendations.
2. Recurring Revenue: Predictable revenue stream from subscription sales model. Est$400 Lifetime Value of a Customer (LTV).
3. Large Margins & Scalable: High Avg Order Value of $254 - Low Cost of Goods Sold of ~$20 = $234 Gross Profit/Customer.
4. Proven Growth: 360% revenue growth from Q4 of 2019 to 2020 for SelfDecode. ~2M in total revenue in 2020 for holding co.
5. Growth Potential: Digital health market will be worth $639B by 2026 & medical apps market size is growing at 23%/yr.
6. Highly Rated: 4.7 Trustpilot score, 98% retention rate, 64 NPS (Net Promoter Score) in Q4 and trending up.
7. Professional Experience: Team of 88 is composed of highly skilled scientists, MDs, PhDs, NDs and software engineers.
8. Operational Excellence: Bootstrapped to multimillion dollar revenue with only small seed investments (totaling $450K).

Our Team



Joseph Cohen Founder, CEO

8+ years of professional executive experience in the health and biotech industry with a proven track record of success. Internationally recognized speaker and biohacker.

> Growing up, I suffered from inflammation, brain fog, fatigue, digestive problems, anxiety, depression, & other issues that caused me to rack up medical bills. Finally, I started studying my genes and found solutions that actually worked to get rid of my health issues. I knew if personalized healthcare could work for me, it could work for others.



Puya Yazdi Chief Scientific Officer

MD from USC, Resident Physician (Pathology) - Stanford University. Physician scientist with 15+ years of proven success in life sciences R&D, IP acquisition & science publications. Expertise in genomics, bioinformatics, biotech & nutraceuticals.



Manfred Grabherr VP of bioinformatics and AI

PhD & Prof at top Swedish uni, w/ 30+ yrs of experience in Genomics, AI & Bioinformatics. Worked at MIT & Harvard's Broad Institute, 60 publications in top journals (Nature, Science, etc), 35k citations & numerous patents. Had prior successful exits.

SEE MORE

Easy to use, affordable, and on-demand AI doctor

SelfDecode aims to provide an integrated AI platform that provides personalized health recommendations based on a combination of your DNA, labs, microbiome, and environmental factors.

SelfDecode was founded in 2017 and already offers users advanced reports which utilize artificial intelligence to provide targeted supplement, diet and lifestyle recommendations based on a person's DNA. The platform also provides a lab analysis and tracker tool that gives personalized health recommendations designed to help users get their lab markers in the optimal range.

Risk assessments are also available to help users understand the impact of environmental factors on their health.

Now, SelfDecode is taking its platform to the next level by integrating all of this data to provide users with a holistic set of personalized health recommendations that will allow consumers to truly take charge of their own healthcare with data-driven precision health decisions.

The problem with conventional medicine & consumer health habits

Typically, when a person has a health problem, they immediately visit Google looking for answers. However, the information they find is generic and they can't really understand what will, or won't, actually work for them.

The fact of the matter is that it's not possible to find out the root cause of health issues, or identify optimal solutions, without utilizing personal health data, such as genetics, labs, or environmental data.

Even when a sick person visits a doctor, very little of this data is actually used to treat the issues. Doctors don't have the time to analyze millions of data points, so they typically rely on treating symptoms.

Each issue is treated separately and people often end up on dozens of medications, none of which treat the root cause of their issues.

The SelfDecode difference

SelfDecode provides a solution that is different from both conventional medicine and other direct-to-consumer health services.

Unlike doctors, SelfDecode is able to analyze billions of pieces of information with artificial intelligence and machine learning to help consumers uncover the underlying cause of their health issues and provides them with a comprehensive plan to address their problems with specific supplements, diets, and lifestyle changes.

We are the only company that offers truly personalized health recommendations based on a person's genes and other personal health data.

We are the only company that offers truly personalized health recommendations based on a person's genes and other personal health data. While other companies provide risk analysis, their recommendations are generic and they do not use an integrative approach that takes all relevant health data points into consideration.


COMPETITION
GENETICS
Circle
INVITAE
Helix
DNAFit
Nebula Genomics


Why SelfDecode is better
Integration of genetics, labs, microbiome, symptoms, lifestyle


EverlyWell
omada
Livongo
VIOME
LABS
MICROBIOME
Personalized health recommendations based on this integration.

In fact, we've been setting ourselves apart from the competition for quite a while.

When you sign up for a membership with SelfDecode, you get:

- Up to 83 million genetic variants analyzed through a process called genetic imputation using AI and machine learning to provide the most accurate risk and recommendations analysis.
- Natural supplement, diet and lifestyle suggestions based on your genes, labs and environment that you can implement right away.
- Prioritized recommendations based on our analysis of all the relevant genes instead of one gene at a time.
- Explanations about why we make each recommendation so that you can understand the science behind the suggestion (everything is supported with peer-reviewed scientific studies with references linked!).
- Privacy and security - we never give away or sell your data.

The science behind SelfDecode: Integrative & data-driven


7 Billion
pieces of DNA
Thousands
of lab tests
Trillions
of microorganisms in the gut
Thousands
of environmental factors

The human genome consists of about 7 billion pieces of information. On top of that, there are thousands of lab tests, diets and other environmental factors that make you the person that you are.

In order to make the best health decisions, you must take all of these factors into account. Otherwise, you end up addressing individual problems or symptoms without looking at the whole picture. The problem is that there is just too much information for any human to analyze.

That's why SelfDecode is solving this problem with artificial intelligence and machine learning.

We use the latest techniques in AI including Deep Learning, Bayesian Machine learning, and Hyperdimensional Computing for imputation and our genetic models.

That's why we're able to analyze up to 83 million SNPs (versus a typical 23andme kit that analyzes 650K SNPs) so that we get the most complete picture of your DNA.

In addition to genetics, we're using advanced algorithms that will allow us to consider all relevant health data points (labs, environment, etc..) and make better predictions and recommendations about your health so that you can become the best and healthiest version of yourself.

A growing team of highly qualified professionals

At SelfDecode, we've brought together a diverse team of 88 trained scientists, engineers, MDs, PhDs and skilled professionals to build something that's never existed before.

Our team consists of 41 software architects and engineers, and 38 scientists with

PhDs, MDs and Masters degrees. In addition, we have highly skilled professionals in product development, design, marketing, finance, operations, customer support, and human resources.

We selected the best people out of 48,000 applicants in order to build our world-class team.

360% revenue growth & increasing traction



TRACTION
SelfDecode revenue
Average lifetime value of paid Subscription
Average length of paid subscription
Email list active subscribers
Q4 / 2020
$627k
360% GROWTH
$247
79% GROWTH
53 months
141% INCREASE
123,177
93.7% INCREASE
Q4 / 2019
$174k
$138
22 months
63,600

Comparing Q4 of 2019 to Q4 of 2020, SelfDecode's revenue grew from $174,000 (Q4 2019) to $627,000 (Q4 2020). In addition to making more sales, the increase in revenue came from increases in the average lifetime value and length of paid subscriptions.

Average lifetime value of paid subscriptions grew from $138 to $247 while the average length of a paid subscription grew from 22 months to 53 months.

In 2020, Genius Labs (SelfDecode, Lab Test Analyzer and SelfHacked) brought in a total revenue of $1.93M, while only spending 6.8% on paid advertising.

In 2021, SelfDecode plans to continue scaling revenue through 5 strategic methods.

- Increasing customer lifetime value to $400 through offering direct to consumer labs (Q1), supplement sales (Q2) and microbiome tests/analysis (Q4).
- Scale customer acquisition while maintaining current cost of $50/customer.
- Scale lead generation at current cost of $1.75/lead.
- Scale partnerships with health influencers to promote increased brand awareness and sales.

A look inside SelfDecode



PRODUCT
Digital on-demand holistic AI doctor and health coach that provides personalized health recommendations and answers to all of your health questions.
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What's next for SelfDecode? Goals for 2021 & beyond

SelfDecode will continue adding features and product offerings for their B2C and B2B subscription products.

B2C subscription product for health-minded consumers

- New health reports every day (2021)
- Labs & microbiome analysis (continuous basis) (2021)
- Digital health coach (2021)
- Personalized supplements (2021)
- Food, diet, nutrient, exercise, calorie tracker (2022)
- Patient similarity forum based on similar conditions, genetics and labs (2022)

B2B Subscription Product for integrative health practitioners

- Client management system (2021)
- Integrative client reports & health recommendations (2021)
- DNA, Lab & Microbiome test kits (2021)

Long term goals (2022-2025)

- Utilize our large user database to dramatically improve predictions and recommendations
- Conduct health economic study
- Partner with corporations to reduce healthcare costs via preventative treatments.
- Provide clinical decision support system to medical providers - tools that allow doctors to make better decisions
- License our technology to other companies in the personalized health space
- Conduct clinical trials for FDA approval for patented diagnostic tests

Market Growth Potential

SelfDecode has entered the health industry at just the right time. With so many services moving online, consumers are looking for digital solutions for their healthcare now more than ever before. In fact, the Accenture 2020 Digital Health Consumer Survey showed that 62% of consumers are open to using digital health services (R).

With 6 in 10 adults having at least one chronic disease that can be impacted by lifestyle choices, the consumer need for personalized and data-driven health recommendations is apparent (R). GMI Insights reported that the digital health market is expected to grow to over $639 billion by 2026 (R).

People aren't just looking for ways to solve their current health problems. They are looking for strategies to effectively prevent diseases and conditions. Grand View Research predicts that the preventive healthcare technologies and services market will be worth $432 billion by 2024 (R). Combined with the fact that the mobile medical apps market size is growing at a compound rate of 23% per year (Emergen Research, R), and SelfDecode is poised to provide a growing market with just the right product at exactly the right time.

Meet the founder: Joe Cohen's Story


SelfDecode Founder Interview: Joe Cohen's Story
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Our customers are happier, healthier & they love us


SelfDecode Review: Our Customers Love Being Healthier!
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SelfDecode
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What Does Donna Gates Think About SelfDecode?
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